LOVESEAT, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

November 10, 2017



Independent Accountant's Review Report

To Management
Loveseat, Inc.
San Diego, CA

We have reviewed the accompanying balance sheet of Loveseat, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 10, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LOVESEAT, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

CURRENT ASSETS		2016		2015
Cash	$	499,084	$	354,295
Inventory		49,643		9,720
Prepaid Expenses		7,350		-
Security Deposit		34,586		9,509
TOTAL CURRENT ASSETS		590,663		373,524
NON-CURRENT ASSETS				
Plant, Property, and Equipment, Net		52,031		647
Domain Name, Net		22,916		24,583
TOTAL NON-CURRENT ASSETS		74,947		25,230
TOTAL ASSETS	$	665,610	$	398,754

LOVESEAT, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	14,758	5,236
Salaries and Wages Payable	33,047	5,585
Insurance Payable	1,481	-
Taxes Payable	59,486	10,786
Loans Payable	10,797	-
TOTAL CURRENT LIABILITIES	119,569	21,607

NON-CURRENT LIABILITIES

Loans Payable	46,203	-
TOTAL LIABILITIES	165,772	21,607

SHAREHOLDERS' EQUITY

Preferred Stock (4,292,593 shares authorized, 4,292,583 shares issued and outstanding. $.00001 par value)	43	17
Common Stock (14,564,470 shares authorized, 6,000,000 shares issued and outstanding. $.00001 par value)	60	45
Additional Paid in Capital	1,256,397	506,423
Retained Earnings (Deficit)	(756,662)	(129,338)
TOTAL SHAREHOLDERS' EQUITY	499,838	377,147
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 665,610	$ 398,754

LOVESEAT, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Operating Income		
Sales, Net	$ 724,498	$ 125,764
Software Consulting	-	9,506
Cost of Sales	(319,812)	(49,018)
Gross Profit	404,686	86,252
Operating Expense		
General & Administrative	747,182	129,531
Rent	99,809	20,160
Marketing & Advertising	67,069	7,479
Professional & Legal Fees	66,806	37,380
Depreciation	46,331	2,069
Amortization	1,667	417
Furniture Restoration Equipment & Supplies	575	-
	1,029,439	197,036
Net Income from Operations	(624,752)	(110,785)
Other Income (Expense)		
Taxes & Licenses	(2,572)	-
Net Income	$ (627,324)	$ (110,785)

LOVESEAT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (627,324)	$ (110,785)
Depreciation	46,331	2,069
Amortization	1,667	417
Change in Inventory	(39,923)	(9,720)
Change in Prepaid Expenses	(7,350)	-
Change in Security Deposit	(25,077)	(9,509)
Change in Accounts Payable	9,522	5,236
Change in Salaries & Wages Payable	27,462	5,585
Change in Insurance Payable	1,481	-
Change in Taxes Payable	48,700	10,786
Net Cash Flows From Operating Activities	(564,511)	(105,921)
Cash Flows From Investing Activities		
Purchase of Property, Plant, & Equipment	(51,384)	(647)
Purchase of Domain Name	-	(24,583)
Net Cash Flows From Investing Activities	(51,384)	(25,230)
Cash Flows From Financing Activities		
Issuance of Common Stock	15	45
Issuance of Preferred Stock	26	17
Change in Additional Paid in Capital	749,974	506,423
Change in Loans Payable - Current	10,797	-
Change in Loans Payable - Noncurrent	46,203	-
Dividends Paid	-	(18,553)
Net Cash Flows From Financing Activities	807,015	487,932
Cash at Beginning of Period	356,781	-
Net Increase (Decrease) In Cash	191,120	356,781
Cash at End of Period	$ 547,901	$ 356,781

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Loveseat, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware, and California. The Company is a retailer that sells vintage furniture through their ecommerce website and their warehouse-store locations in San Diego and Los Angeles.

The Company will conduct an equity crowdfund offering during 2017, and early 2018, for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is stated cost. Since each item of inventory is unique, the Company uses a specialized, internally developed system that can assign and update costs associated with each specific inventory item as soon as a transaction is finalized.

Plant, Property, and Equipment/Intangible Assets

The Company applies straight-line depreciation to Property, Plant, and Equipment.

As of December 31, 2016, the Company had a Domain Name with a carrying value of approximately $22,916. This intangible is will be amortized at approximately $1,667 per year for a 15-year period.

Marketing & Advertising

Advertising costs are expensed as incurred.

Shipping and Handling

Shipping and handling costs consists of Furniture Shipping Expense, Warehouse Wages Expense (Labor), and Fuel & Gas Expense. The Company sometimes uses a third-party shipper, expenses of which are reflected under Cost of Sales as a Furniture Shipping Expense. For most items, the Company's employees make deliveries and pick-ups.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware and California. The Company incurred net operating losses during tax years 2015 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. Net operating loss carryforwards expire if unused after twenty years.

The Company's federal tax filings for 2014, 2015, and 2016 will be subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively. The Company's Delaware annual reports for 2014, 2015, and 2016, will be subject to review by that state until 2018, 2019, and 2020, respectively. The Company's California income tax filings for 2014, 2015, and 2016, will be subject to review by that state until 2019, 2020, and 2021, respectively.

NOTE C- LOANS PAYABLE

In 2016, the Company borrowed funds to purchase a vehicle for deliveries and other business purposes. This loan accrues interest at the rate of 5% per year, and requires monthly payments of $917.98 through December of 2022.

NOTE D- EQUITY

All Series Seed Preferred Stock is convertible into 1 share of common stock at any time. There are no related required conditions. Liquidation preference of Series Seed Preferred Stock consists of: one times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.

Series Seed Preferred Stock votes together with the Common Stock on all matters on an as converted basis. Approval of a majority of the Preferred Stock is required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.

NOTE E- EQUITY COMPENSATION PLAN

In The purpose of the Loveseat, Inc. 2016 Equity Compensation Plan (the "Plan") is to provide (i) designated employees of Loveseat, Inc. (the "Company") (ii) certain consultants and advisors who perform services for the Company or its subsidiaries and (iii) non-employee members of the Board of Directors of the Company (the "Board") with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock awards, stock units, stock appreciation rights and other equity-based awards. The Company believes that the Plan will encourage the participants to contribute materially to the growth of the Company, thereby benefiting the Company's stockholders, and will align the economic interests of the participants with those of the stockholders.

Contributions to the plan are decided by management and the Company's board. No specific employee groups have been designated to be covered under this plan. There are no dividends on shares. The options can be converted into common stock as they vest on the schedule associated with the grant. There are no costs associated with the plan apart from legal costs, which are low and recorded as legal expenses in the income statement when they occur. The only time this happens is when the Company gives a new option grant to an employee.

The total number of authorized options in the pool as of December 31, 2016 was 1,301,887. From this amount, 394,028 options were issued at a strike price of approximately $0.16. The 907,859 unissued options had a fair value of approximately $145,402.70. Each of the 394,028 options is convertible to 1 share of common stock. In February 2017, 21,033 options were forfeited from the Employee Stock Ownership Plan when an employee left.

NOTE F- LEASE

The Company had two operating leases as of December 31, 2016, neither of which included contingent rental payments. The long-term lease for San Diego ends in April 2019. At that date, the Company has an option to renew for 3 years based on the current market renting price. The base rent in 2016 was $9,609 per month. This will escalate to $9945 in May 2017 and then to $10,293 in May 2018. The aggregate rental payments due in the following years include: $117,996 (in 2017), $122,124 (in 2018), and 41,172 (in 2019). The Company also had a month-to-month lease in Los Angeles with a base rent of $7,000.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 10, 2017, the date that the financial statements were available to be issued.